AB* 3/16

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-45388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

401(k) Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 San Jacinto Blvd., Suite 1100
(No. and Street)

Austin (City) Texas (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Huggins (415) 636-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street (Address) San Francisco (City) California (State) 94105 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number401(k) INVESTMENT SERVICES, INC.

AB 3/21

TABLE OF CONTENTS

** for conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3

OATH OR AFFIRMATION

I, Robyn Alcorta, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to 401(k) Investment Services, Inc. (the Company) (a wholly-owned subsidiary of The 401(k) Companies, Inc.) as of and for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a client.

State of Texas)
County of Travis)ss.

Signature

Chief Executive Officer
Title

On this 25th day of February 2008 before me, Sandra L. Erwin, Notary Public, personally appeared Robyn Alcorta, personally known to me to be the person whose name is subscribed to the within instrument and acknowledged to me that she executed the same in her authorized capacity and that by her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

Notary Public

SANDRA L. ERWIN
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
8-7-2011

401(k) Investment Services, Inc.
(SEC. I.D. NO. 8-45388)

Statement of Financial Condition as of December 31, 2007 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

(Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act Of 1934)

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

401(k) Investment Services, Inc.

We have audited the accompanying statement of financial condition of 401(k) Investment Services, Inc. (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standard Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of 401(k) Investment Services, Inc. at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2008

401(k) INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007 (In thousands)

Assets	
Cash and cash equivalents	$ 3,756
Receivables from brokers, dealers, and clearing organizations	262
Goodwill	28,700
Other assets	1,337
Total Assets	$ 34,055
Liabilities and Stockholder's Equity	
Payables to Parent and affiliates	$ 1,371
Deferred tax liability — net	479
Accrued expenses and other liabilities	519
Total liabilities	2,369
Stockholder's equity:	
Additional paid-in capital	30,030
Retained earnings	1,656
Total stockholder's equity	31,686
Total liabilities and stockholder's equity	$ 34,055

See Notes to Statement of Financial Condition.

(Tabular amounts in thousands)

1. Organization and Nature of Business

401(k) Investment Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company, a wholly-owned subsidiary of The 401(k) Companies, Inc. (the Parent), was incorporated for the purpose of serving as an introducing broker-dealer for the customers of The 401(k) Company (Affiliate), a wholly-owned subsidiary of the Parent. The Company's primary regulator is Financial Industry Regulatory Authority, Inc., resulting from the consolidation of the National Association of Securities Dealers and New York Stock Exchange Member Regulation.

On March 31, 2007, the Parent was acquired by The Charles Schwab Corporation (CSC), for $115 million in cash. Pursuant to the acquisition, the Parent became a wholly owned subsidiary of CSC. The acquisition was accounted for using the purchase method of accounting, which resulted in the recognition of goodwill of approximately $29 million on the Company's balance sheet, as well as the adjustments of values of certain assets and liabilities.

The financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 under the Securities Exchange Act of 1934 (the Act) since no such liabilities existed at December 31, 2007 or during the year then ended.

2. Significant Accounting Policies

Basis of presentation — The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying statement of financial condition. Such estimates relate to valuation of goodwill and legal reserves. Actual results could differ from such estimates.

Cash and cash equivalents — The Company considers all highly liquid investments, including money market funds, interest-bearing deposits with banks, federal funds sold, commercial paper and treasury securities, with original maturities of three months or less that are not segregated and on deposit for federal or other regulatory purposes to be cash equivalents.

Goodwill — Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. Goodwill is tested for impairment annually and whenever indications of impairment exist. In testing for a potential impairment of goodwill, management estimates the fair value of the Company and compares it to its carrying value. If the estimated fair value of the Company is less than its carrying value, management is required to estimate the fair value of all assets and liabilities of the Company, including goodwill. If the carrying value of the Company's goodwill is greater than the estimated fair value, an impairment charge is recognized for the excess. The Company has elected April 1 as its annual impairment testing date. At December 31, 2007, the Company's goodwill balance was $29 million.

Income taxes — The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the financial statements in accordance with Statements of Financial Accounting Standards No. 109 - Accounting for Income Taxes (SFAS No. 109) on a pro rata basis with CSC's other subsidiaries in the consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other

(Tabular amounts in thousands)

changes in income tax laws, are recorded in earnings in the period during which the changes are enacted. Beginning January 1, 2007, the Company records uncertain tax positions in accordance with Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes.

Estimated fair value of financial instruments — The Company has the following financial instruments which are recorded at estimated fair value or amounts that approximate fair value: Cash and cash equivalents, receivables from broker-dealer and clearing organizations, and payables to Parent and affiliates. The carrying amounts of these instruments are reasonable estimates of fair value since such amounts are payable or receivable on demand or generally settle within 30 days.

New accounting standards — FIN No. 48 - Accounting for Uncertainty in Income Taxes - An Interpretation of SFAS No. 109, was effective beginning January 1, 2007. This interpretation provides new requirements for the recognition, measurement, and disclosure in the financial statements of a tax position taken or expected to be taken in a tax return when there is uncertainty about whether that tax position will ultimately be sustained. The adoption of FIN No. 48 did not have an impact on the Company's financial position.

3. Related-Party Transactions

At December 31, 2007, payables due to the Parent and affiliates of $1 million are payable on demand. At December 31, 2007, receivables from affiliates were not material.

The Company and its Affiliate share certain office facilities and administrative services. The two parties have a cost sharing agreement (the Agreement) whereby the Company pays the Affiliate a monthly management fee in exchange for use of these facilities and services. Under the terms of the Agreement, shared costs are allocated to the Company monthly on a reasonable basis, which is principally based upon the percentage of time spent by the Affiliate's employees providing services to the Company.

4. Taxes on Income

At December 31, 2007, net deferred tax liabilities of $479 thousand were comprised of deferred tax liabilities of $504 thousand, primarily attributable to goodwill, partially offset by deferred tax assets of $25 thousand, primarily attributable to employee compensation and benefits. The Company determined that no valuation allowance against deferred tax assets at December 31, 2007 was necessary.

5. Regulatory Requirements

The Company does not carry or clear customer accounts, but operates pursuant to SEC Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through a clearing broker. The Company also operates pursuant to SEC Rule 15c3-3(k)(2)(i) effectuating customer mutual fund transactions through a clearing organization. These clearing organizations have agreed to maintain such records of the transaction effected and cleared in the customers' accounts as are customarily made and kept by a clearing firm and to perform all services pursuant to the requirements of all SEC rules.

(Tabular amounts in thousands)

The Company is subject to SEC Rule 15c3-1 under the Act, and computes net capital under the basic net capital method permitted by this rule. This method requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, both as defined. Under the basic method, the Company may not pay cash dividends, or withdraw equity capital if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, 6 2/3% of aggregate indebtedness was $126 thousand, which exceeded the minimum dollar requirement for the Company of $25 thousand. At December 31, 2007, the Company's net capital was $1.6 million, which was $1.5 million in excess of its minimum required net capital. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 1.2 to 1.

6. Commitments and Contingent Liabilities

The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions, and other litigation. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies. Based on current information and consultation with counsel, there are no matters currently pending.

7. Geographic Concentration

At December 31, 2007, approximately 32% of the total client accounts of the Company's Affiliate were located in Texas.

****

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 25, 2008

401(k) Investment Services, Inc.

In planning and performing our audit of the financial statements of 401(k) Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 25, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,

END